April 27, 2007

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: John M. Ganley, Esq., Senior Counsel

Re:	Plainfield Direct LLC
Form 10 Filed on March 1, 2007
SEC File No. 000-52487
Withdrawal Request

Dear Mr. Ganley:

Plainfield Direct LLC hereby requests withdrawal, effective immediately, of its Registration Statement on Form 10 (SEC File No. 000-52487), which was originally filed with the Securities and Exchange Commission on March 1, 2007.

Please contact Maria Gattuso at Willkie Farr & Gallagher LLP, counsel to the Registrant, at (212) 728-8294 with any questions.

Very truly yours
Plainfield Direct LLC
By:	/s/ Karen Dykstra
Name: Karen Dykstra
Title: Chief Financial Officer

cc: Maria Gattuso, Willkie Farr & Gallagher LLP